Exhibit 4.10

                           ASSUMPTION OF STOCK OPTION

This is to confirm that pursuant to the Plan of Arrangement (the "Arrangement") among Orbital Sciences Corporation ("Orbital"), MacDonald Dettwiler Holdings Inc. ("Acquisition") and McDonald, Dettwiler and Associates, Ltd. ("MDA"), Orbital has assumed as of November 17, 1995 (the "Effective Date") the stock option issued to [Name] on [Option Date] for _____________ common shares of MDA at an exercise price equal to $Cdn _________ per share (the "MDA Option Price") (the "Option"), a copy of which is attached hereto and which Option was issued pursuant to the MacDonald Dettwiler [Plan Name]. As so assumed, the Option is for __________ shares of common stock, par value $.01 per share, of Orbital (the "Orbital Option Shares") (which is that number of shares currently issuable under the Option multiplied by the Exchange Ratio (as such term is defined in the Arrangement)) at an exercise price of U.S. $ [Exercise Price] per share (which is equal to the MDA Option Price divided by the Exchange Ratio and converted into U.S. dollars based an exchange ratio of $U.S.__________/$Cdn________ on the Effective Date). The Orbital Options under this Assumption of Stock Option shall vest in accordance with the vesting schedule specified in the Option.

Except as specified herein, the term and all other terms and conditions of the Option shall be unchanged by the assumption thereof by Orbital.

ORBITAL SCIENCES CORPORATION       ACCEPTED AND ACKNOWLEDGED,
                                   the ____ day of ______________, 1995:


By  ______________________________      ___________________________________

     David W. Thompson, President       [Name]
     and Chief Executive Officer

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